Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2011(1)	2010	2009	2008	2007
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(12,259)	$96,835	$146,869	$141,695	$127,907
Interest expense	164,233	91,451	55,522	70,007	91,303
Portion of rent expense under long-term operating leases representative of an interest factor	2,417	2,119	2,435	2,588	2,402

Total earnings available to cover fixed charges	$154,391	$190,405	$204,826	$214,290	$221,612

Fixed charges
Interest expense	$164,233	$91,451	$55,522	$70,007	$91,303
Portion of rent expense under long-term operating leases representative of an interest factor	2,417	2,119	2,435	2,588	2,402

Total fixed charges	$166,650	$93,570	$57,957	$72,595	$93,705

Ratio of earnings to fixed charges	—	2.0x	3.5x	3.0x	2.4x

(1)	The Company was deficient to cover fixed charges by $12.3 million.